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                             November 28, 2022

       Todd Waltz
       Chief Financial Officer
       AEMETIS, INC
       20400 Stevens Creek Blvd., Suite 700
       Cupertino, CA 95014

                                                        Re: AEMETIS, INC
                                                            Form 10-K filed
March 10, 2022
                                                            Form 8-K filed
November 3, 2022
                                                            File No. 001-36475

       Dear Todd Waltz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Item 2.02 Form 8-K dated November 3, 2022

       Exhibit 99.1, page 1

   1. In the heading to your press release, you disclose EPS was $(.46), Excluding Unitholder
                                                        Redemption Charge
related to Biogas Series A Preferred Unit Investor. Please revise your disclosures to:
                                                            Prominently present
your GAAP earnings per share and present it before your non-
                                                             GAAP EPS measure;
                                                            Appropriately label
the adjusted EPS measure; and
                                                            Present a
reconciliation of your GAAP EPS to your Non GAAP EPS.
                                                        Refer to the guidance
in Item 10(e)(1)(i)(A) and (B) of Regulation S-K, Regulation G and
                                                        Question 102.10 of the
non-GAAP C&DIs.

   2. Please explain why the cash receipt of a grant of $14.2 million from the United States
                                                        Department of
Agriculture (   USDA   ) Biofuel Producer Program is highlighted in a
 Todd Waltz
AEMETIS, INC
November 28, 2022
Page 2
         footnote to your reconciliation of net loss to Adjusted EBITDA rather than as an adjustment. Refer to Question 100.03 of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 with any questions.



                                                             Sincerely,
FirstName LastNameTodd Waltz
                                                             Division of
Corporation Finance
Comapany NameAEMETIS, INC
                                                             Office of
Industrial Applications and
November 28, 2022 Page 2                                     Services
FirstName LastName